

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2020

Lance J. Phillips
Chief Financial Officer
Capstead Mortgage Corporation
8401 North Central Expressway, Suite 800
Dallas, Texas 75225-4410

> **Re: Capstead Mortgage Corporation**
> **Registration Statement on Form S-3**
> **Filed December 2, 2020**
> **File No. 333-251076**

Dear Mr. Phillips:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sunyi Snow, Esq.